Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 1, 2010

Relating to Preliminary Prospectus dated October 1, 2010

Registration No. 333-166799

US FEDERAL PROPERTIES TRUST, INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated October 1, 2010, included in Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-166799) of US Federal Properties Trust, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2010 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement of which the revised preliminary prospectus is a part, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 21 of the revised preliminary prospectus. Defined terms used in this free writing prospectus have the meanings ascribed to such terms in the revised preliminary prospectus.

To review the revised preliminary prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1490872/000119312510222177/ds11a.htm

Amendment No. 6 to the Registration Statement provides (i) additional details relating to the secured revolving credit facility that the Company anticipates entering into shortly following completion of this offering and (ii) revised dilution information. Set forth below is a summary of important details relating to the secured revolving credit facility, as well as the revised dilution information.

Secured Revolving Credit Facility

We anticipate that we will enter into a three-year, $125 million secured revolving credit facility shortly following completion of this offering. Although we have not obtained a commitment from the lenders for this facility, we are in negotiations to finalize the terms of the credit agreement for this facility. We expect that this facility will have an “accordion feature,” which would provide that we may increase the size of this facility by up to $50 million if new or additional commitments are obtained. We also expect that this facility, including the “accordion feature,” should it be exercised in the future, will be secured by all of our initial properties other than our Salt Lake City contribution property and our Alpine, Texas acquisition property. We expect that affiliates of Deutsche Bank Securities Inc. will act as administrative agent and collateral agent, affiliates of Deutsche Bank Securities Inc. and UBS Securities LLC will act as co-lead arrangers and joint book-running managers, an affiliate of UBS Securities LLC will act as syndication agent, affiliates of KeyBanc Capital Markets Inc., Raymond James & Associates, Inc. and RBC Capital Markets Corporation will act as co-documentation agents and affiliates of Deutsche Bank Securities Inc., UBS Securities LLC, KeyBanc Capital Markets Inc., Raymond James & Associates, Inc., RBC Capital Markets Corporation and BB&T Capital Markets, a division of Scott & Stringfellow, LLC (together with other financial institutions) will act as lenders under this facility. We expect that we will be able to use this facility to fund acquisitions, developments, redevelopments and capital expenditures and for general corporate purposes.

We expect that the amount available for us to borrow under this facility will be based on a percentage of the appraised value of our properties that secure borrowings under this facility, subject to limitations based on the net operating income of those properties. Our ability to borrow under this facility will be subject to the receipt of appraisals of our properties by the lenders. We expect that, at our option, we will be able to prepay this facility in whole or in part without penalty.

We expect that amounts outstanding under this facility will bear interest at a floating rate equal to, at our election, LIBOR (subject to a floor of 1.50%) or the Base Rate (each as defined in our revolving credit facility) plus a spread. Additionally, we expect that we will be able to select one, two, three or six month index maturities for LIBOR-based borrowings. We expect that the Base Rate will be the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) one month LIBOR plus 1.00% and that the spread will depend upon our leverage ratio and will range from 3.00% to 3.75% for LIBOR-based borrowings and from 2.00% to 2.75% for Base Rate-based borrowings. We expect that we will also be required to pay a fee to the lenders based on the unused portion of this facility.

We expect that our ability to borrow under this facility will be subject to our ongoing compliance with a number of customary affirmative and negative covenants, including limitations on liens, acquisitions, dispositions, investments, capital expenditures, restricted payments such as stock repurchases, leases, sale-leasebacks and affiliate transactions, as well as financial covenants, including:

•	a maximum leverage ratio (as measured by our consolidated indebtedness to our gross asset value) of 65%;

•	a minimum fixed charge coverage ratio (as measured by our consolidated earnings before interest, taxes, depreciation and amortization to our consolidated fixed charges) of 1.60 to 1;

•

a minimum tangible net worth equal to the sum of 80% of our tangible net worth at the closing of this facility plus an amount equal to 80% of the proceeds of any issuances of common stock after this offering; and

•	a maximum distribution payout ratio of the greater of (i) 95% of our FFO or (ii) the amount required for us to qualify and maintain our status as a REIT.

We expect that this facility will provide for acceleration of payment of all amounts outstanding thereunder upon the occurrence and continuation of an event of default. If a default or event of default occurs and is continuing, we expect that we will be precluded from making distributions on shares of our common stock (other than those required to allow us to qualify and maintain our status as a REIT, so long as such default or event of default does not arise from a payment default or event of insolvency).

We expect that our operating partnership will be the borrower under this facility and that borrowings under the facility will be guaranteed by us and any subsidiary of our operating partnership that owns or leases property that serves as collateral under this facility. We expect that we will have the option to remove properties from the collateral pool and to add different properties which meet pre-established criteria and are acceptable to the lenders. In addition to first priority mortgages on properties, we expect that this facility will be secured by pledges of personal property associated with, and assignment of rents from, our properties that will collateralize this facility, pledges of equity in our operating partnership and property-owning subsidiaries of our operating partnership and other ancillary customary collateral.

We have not received a commitment from the lenders for this facility and there can be no assurance that we will enter into definitive documentation with regard to this facility upon the terms described herein or at all.

Revised Dilution

Purchasers of shares of our common stock in this offering will experience an immediate and substantial dilution of the net tangible book value of their shares of our common stock from the assumed initial public offering price based on the mid-point of the price range set forth on the cover page of the revised preliminary prospectus of $20.00 per share. Net tangible book value excludes the impact of certain assets and liabilities, including deferred leasing costs, deferred financing costs, deferred leasing intangibles, in-place leases and tenant relationships and deferred leasing obligations. As of June 30, 2010, completion of the formation transactions and this offering will result in an immediate increase in net tangible book value of $26.40 per share to our contributors and the minority owner with respect to their interest in our predecessor and an immediate dilution in pro forma net tangible book value of $3.75 per share from the assumed initial public offering price based on the mid-point of the price range set forth on the cover page of the revised preliminary prospectus of $20.00 per share to purchasers of shares of our common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price based on the mid-point of the price range set forth on the cover page of the revised preliminary prospectus		$20.00

Net tangible book value per share of our predecessor(1)	$(10.15)

Net decrease in pro forma net tangible book value per share after our formation transactions but prior to this offering	$(14.41)

Pro forma net tangible book value per share after our formation transactions but prior to this offering(2)	$(24.56)

Net increase in pro forma net tangible book value per share attributable to this offering(3)	$40.81

Pro forma net tangible book value per share after our formation transactions and this offering(4)		$16.25

Dilution to purchasers of shares of our common stock in this offering(4)		$3.75

(1)	Net tangible book value per share of our predecessor is computed by dividing (a) the net tangible book value deficit of our predecessor ($1.1 million) by (b) the number of shares of our common stock (113,021 shares) that would result by exchanging, on a one-for-one basis, the number of OP units issued to our contributors and the minority owner for our predecessor’s properties.
(2)	Pro forma net tangible book value per share after our formation transactions but prior to this offering is determined by dividing (a) the pro forma net tangible book value of our contribution properties and our acquisition properties (aggregating to ($17.3 million)) by (b) the sum of the number of shares of our common stock (491,444 shares) that would result by exchanging, on a one-for-one basis, the number of OP units issued to our contributors and the minority owner in exchange for our contribution properties, 206,250 shares of our common stock deliverable upon vesting in full of the RSUs granted to our senior management team and 5,000 restricted shares of our common stock granted to our independent directors, as if both were fully vested.
(3)	Net increase in pro forma net tangible book value per share attributable to this offering is calculated after deducting the underwriting discount and estimated expenses of this offering payable by us.
(4)	Pro forma net tangible book value per share after our formation transactions and this offering and the resulting dilution is determined by dividing (a) our pro forma net tangible book value of $234.9 million by (b) the sum of 13,750,000 shares of our common stock issued in this offering, 491,444 shares of our common stock issuable upon exchange of outstanding OP units, 206,250 shares of our common stock deliverable upon vesting in full of the RSUs granted to our senior management team and 5,000 restricted shares of our common stock granted to our independent directors, as if both were fully vested. If the underwriters fully exercise their over-allotment option to purchase an additional 2,062,500 shares of our common stock, the dilution to purchasers of shares of our common stock in this offering would be $3.46 per share.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001490872.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING DEUTSCHE BANK SECURITIES, INC., ATTENTION: PROSPECTUS DEPARTMENT, 100 PLAZA ONE, JERSEY CITY, NEW JERSEY 07311, TELEPHONE: (800) 503-4611 OR E-MAIL AT PROSPECTUSREQUEST@LIST.DB.COM OR UBS SECURITIES LLC, ATTN: PROSPECTUS DEPARTMENT, 299 PARK AVENUE, NEW YORK, NY 10171, (888) 827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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